CUSIP NO. 03073H108

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ameritrans Capital Corporation
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

03073H108
(CUSIP Number)

November 3, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

___________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03073H108
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) P2 Management, LLC - 20-0257537
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. New York
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 67,275 shares (refer to Item 4 below)
6 Shared Voting Power None
7 Sole Dispositive Power 67,275 shares (refer to Item 4 below)
8 Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 67,275 shares (refer to Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11

Percent of Class Represented by Amount in Row (9)*

3.9% (based on 3,395,583 shares outstanding at 5/14/2009, including 67,275 shares which may be acquired upon exercise of warrants) (refer to Item 4 below)

12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO. 03073H108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brett Fialkoff
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 67,275 shares (refer to Item 4 below)
6 Shared Voting Power None
7 Sole Dispositive Power 67,275 shares (refer to Item 4 below)
8 Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 67,275 shares (refer to Item 4 below)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.

11

Percent of Class Represented by Amount in Row (9)*

3.9% (based on 3,395,583 shares outstanding at 5/14/2009, including 67,275 shares which may be acquired upon exercise of warrants) (refer to Item 4 below)

12	Type of Reporting Person (See Instructions) IN

CUSIP NO. 03073H108

Item 1.

(a)	Name of Issuer
Ameritrans Capital Corporation, a Delaware corporation (the "Issuer").
(b)	Address of Issuer's Principal Executive Offices
747 Third Avenue, 4th Floor New York, New York 10017

Item 2.

(a)	Name of Person Filing
P2 Management, LLC Brett Fialkoff
(b)	Address of Principal Business Office or, if none, Residence
P2 Management, LLC Brett Fialkoff 145 East 57th Street, 11th Floor New York, NY 10022
(c)	Citizenship
P2 Management, LLC - New York limited liability company Brett Fialkoff - United States
(d)	Title of Class of Securities
Common stock, par value $0.0001 per share of the Issuer
(e)	CUSIP Number
03073H108

CUSIP NO. 03073H108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with &#65533;240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**
P2 Management, LLC. - 67,275 shares Brett Fialkoff - 67,275 shares
(b)	Percent of Class
P2 Management, LLC. - 3.9% Brett Fialkoff - 3.9%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
P2 Management, LLC. - 67,275 shares Brett Fialkoff - 67,275 shares
(ii) shared power to vote or to direct the vote
NONE
(iii) sole power to dispose or to direct the disposition of
P2 Management, LLC. - 67,275 shares Brett Fialkoff - 67,275 shares

CUSIP NO. 03073H108

(iv)	shared power to dispose or to direct the disposition of
NONE

**Shares reported herein Shares reported herein for P2 Management, LLC and Brett Fialkoff reflect shares held by Performance Capital, L.P and Performance Capital II, L.P., each a private investment fund, for which P2 Management, LLC is the general partner. Brett Fialkoff is the Manager of P2 Management, LLC. Each of P2 Management, LLC and Brett Fialkoff disclaims beneficial ownership of all shares except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 03073H108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

September 29, 2009

P2 MANAGEMENT, LLC

                                                                                  By:  /s/  Brett Fialkoff

Brett Fialkoff

Manager

BRETT FIALKOFF

/s/ Brett Fialkoff

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 29, 2009, is by and between P2 Capital, L.P., a New York limited liability company ("P2"); and Brett Fialkoff ("BF"), an individual.

Whereas, pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, the partiers hereto are required to file a Schedule 13G with the Securities and Exchange Commission ("SEC").

Now, therefore, the parties agree as follows:

1.          The parties agree to file jointly a Schedule 13G with the SEC regarding the beneficial ownership of Ameritrans Common Shares and to file any and all amendments and supplements thereto, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

2.          The parties agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.          This Joint Filing Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties. However, this Joint Filing Agreement may be terminated by either party upon one week's prior written notice (or such lesser period of notice as the parties may mutually agree) to the other party.

Executed and delivered as of the date first above written.

P2 MANAGEMENT, LLC

By:	/s/ Brett Fialkoff

 Brett Fialkoff

 Manager

BRETT FIALKOFF

/s/ Brett Fialkoff